April 6, 2009

By EDGAR and Federal Express

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Messrs. H. Christopher Owings, Andrew Mew and Scott Stringer and Ms. Catherine Brown

Re:	Consolidated Edison, Inc.

Form 10-K for the year ended December 31, 2008

Filed February 23, 2009

File No. 1-14514

Consolidated Edison Company of New York, Inc.

Form 10-K for the year ended December 31, 2008

Filed February 23, 2009

File No. 1-1217

Ladies and Gentlemen:

On March 26, 2009, we received a letter from the Commission’s Division of Corporation Finance containing comments on the above-referenced filings. Our responses to the comments are provided below following the Division’s comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Contractual Obligations, page 41

1.	Comment: Please explain to us how you arrived at the high estimated interest expenses related to the long term debt in the contractual obligations table in light of the low interest rates disclosed in Note C.

Response: The estimated interest expenses in the contractual obligations table were determined based on the amount of long-term debt outstanding, and the rates in effect, at year-end 2008. The total amount of interest expense of $7.9 billion represents the cumulative undiscounted sum of interest expense calculated for each series of long-term debt outstanding for each year until maturity of the debt. For example, based on our $10 billion of long-term debt outstanding with a weighted average maturity life and an annual interest rate of 15 years and 5.50 percent, respectively, we would recognize cumulative interest expense of approximately $8 billion. The principal amount, interest rate and maturity of each series of long-term debt are shown on the statements of capitalization on pages 71 and 81 of the 2008 Form 10-K for Con Edison and Con Edison of New York, respectively.

Note C to the consolidated financial statements (at page 95) includes the following:

Capitalization of Con Edison

The outstanding capitalization for each of the Companies is shown on its Consolidated Statement of Capitalization, and for Con Edison includes the Utilities’ outstanding preferred stock and debt.

In future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2009, we will change the cross reference appearing on the contractual obligations table to refer to the statements of capitalization instead of to Note C.

Con Edison of New York, page 47

Electric, page 54

2.	Comment: Please tell us and disclose the nature of the “Residential/Religious” customer class you referred to in the revenue tables on pages 47, 50, 54 and 56.

Response: Our utilities, Con Edison of New York and Orange and Rockland Utilities, provide electric service under tariffs approved by regulators in New York, New Jersey and Pennsylvania. For example, in New York, the “Residential/Religious” customer class includes our customers who receive electric service under Service Classification No. 1 (Fifth Revised Leaf No. 201) of tariffs approved by the New York Public Service Commission (PSC) issued March 31, 2008 in Case 07-E-0523 and effective April 1, 2008 (P.S.C. No. 9 – Electricity):

“Light, heat, and power, when supplied directly by the Company to any single-family dwelling or building or to any individual flat or apartment in a multiple-family dwelling or building or portion thereof occupied as the home, residence or sleeping place of the Customer, an employee of the Customer, or a tenant of the Customer in a multi-family dwelling converted from rent inclusion to direct metering provided the tenant has a Rent Increase Exemption pursuant to rules of the State Division of Housing and Community Renewal, or when supplied directly by the Company to any corporation or association organized and conducted in good faith for religious purposes, where such electric service is utilized exclusively in connection with such religious purposes, to a community residence, or to a post or hall owned or leased by a not-for-profit corporation that is a veterans’ organization, subject to the Special Provisions hereof.”

Tariffs covering service by Orange and Rockland Utilities’ subsidiaries in New Jersey and Pennsylvania have similar classifications for individual residences and religious organizations.

In future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, we will revise our disclosure (in Part I, Item 2 of Form 10-Q and Part II, Item 7 of Form 10-K) to include the following definition of “Residential/Religious” customer:

“Residential/Religious” generally includes single-family dwellings, individual apartments in multi-family dwellings, religious organizations and certain other not-for-profit organizations.

Item 8. Financial Statements and Supplementary Data, page 60

Notes to Consolidated Financial Statements, page 82

Note A – Summary of Significant Accounting Policies, page 82

Plant and Depreciation, page 82

3.	Comment: We note the estimated useful lives of your various utility and non-utility plants ranged up to 65-85 years. In this regard, explain to us why the estimated useful lives of 65 to 85 years are reasonable for certain of these plants given their nature.

Response: The range of estimated useful lives of 65 to 85 years for certain utility and non-utility plant includes long-lived assets such as our underground electric system conduits (65 to 80 years), gas mains including our underground tunnels account (70 to 85 years) and steam mains (70 years). For example, certain underground cast iron gas mains were placed in service before the turn of the twentieth century, and are still used and useful within our utility service. To estimate service lives, we maintain detailed databases that contain the historical original cost of our plant assets currently in service by year of placement as well as a history of plant retired for each calendar year—also maintained by year placed in service. We use this data in an actuarial model to estimate average service lives of the plant assets providing utility service. The results of our studies are considered, along with studies of others, in the normal course of the proceedings in which the rates we can charge customers for utility service are established by the PSC, New Jersey Board of Public Utilities, Pennsylvania Public Utility Commission and the Federal Energy Regulatory Commission, and reflected in the rates approved by the regulatory authorities in those proceedings.

Note B – Regulatory Matters, page 86

4.	Comment: We note the order made effective March 25, 2008, included a provision for the potential refund to customers of $237 million. Please clarify for us and disclose whether a regulatory liability was established. If not, please explain your basis for not recording a regulatory liability.

Response: A regulatory liability has not been established for the $237 million of the $425 million April 2008 rate increase that is subject to potential refund pursuant to the March 25, 2008 rate order.

We account for revenue subject to refund in accordance with the guidance in SFAS No. 5, “Accounting for Contingencies,” and SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation.” These standards require that we record a liability for contingent refunds to customers when information available prior to issuance of the financial statements indicates that two conditions are met: both that (i) it is probable that a liability had been incurred at the date of the financial statements and (ii) the amount of loss can be reasonably estimated. Based on our evaluation of the existing facts and circumstances, we concluded that, with respect to the $237 million potential refund, the first part of the test was not satisfied: that refunds to customers were not probable. Our judgment reflected, among other factors, the status of regulatory proceedings under which the capital expenditures at issue were made and are subject to review, (which are discussed in Notes B and H to the 2008 Form 10-K), and the nature of the expenditures.

The 2005 electric rate agreement included provisions that contemplated that the actual expenditures for electric transmission and distribution utility plant, net of depreciation, could be greater than the amounts reflected in rates for such expenditures. During the April 2005 through March 2008 period covered by the 2005 electric rate agreement, we submitted reports of our capital expenditures to the PSC, and met periodically with the PSC staff regarding the expenditures.

The PSC has not ordered a refund. The March 25, 2008 rate order made collection by us of $237 million subject to refund following further PSC review and completion of an investigation by the PSC staff of our capital expenditures during the period covered by the 2005 electric rate agreement. In May 2008, we submitted a report to the PSC providing an explanation and justification for these capital expenditures, descriptions of specific aspects of the Company’s capital planning and construction program, including budgeting, procurement and work management processes and additional information. In addition, we continue to respond to requests from the PSC staff for information.

We believe the capital expenditures we incurred that are subject to the PSC investigation were just and reasonable. The most significant factors contributing to the increase in actual expenditures above the amounts reflected in rates were higher than forecasted increases in material, equipment, pension, healthcare and payroll expenses, increased capacity needs due to higher than forecast customer demand growth and new programs and projects geared to improve public and employee safety and system reliability. (As indicated in Note A at page 82 of the 2008 Form 10-K, the capitalized cost of additions to utility plant include indirect costs such as engineering, supervision, payroll taxes, pensions and other benefits and an allowance for funds used during construction.)

We have disclosed the nature of the contingency, the estimated amount collected through December 31, 2008 that was subject to refund and the maximum potential refund. In future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, if the matter of the potential refund is not resolved, we will revise our disclosure to disclose whether a liability was established.

Note H – Other Material Contingencies, page 104

Manhattan Steam Main Rupture, page 104

5.	Comment: We note subsequent to the July 2007 Manhattan Steam Main Rupture, Con Edison incurred significant costs. In response, the PSC’s ruling in November 2008 disallowed the operating, capital and retirement costs you had incurred and limited the recovery to the amounts related to insurance premium increase resulting from the rupture. Please explain to us how Con Edison reasonably concluded a $4 million regulatory liability to be used for future steam customer benefit was adequate.

Response: No liability is required for the operating, capital and retirement costs that will not be recovered from customers because we have expensed these costs. No liability is required for the limitation on our recovery of future excess liability insurance premium increases because we expense our insurance premiums over the term of each policy. The $4 million regulatory liability is an adequate regulatory liability because it is the amount specified in the August 2008 agreement that we would pay in lieu of a penalty.

6.	Comment: We note your disclosure regarding various lawsuits related to the compensatory and punitive damages associated with the rupture. Please update us as to the status of these lawsuits. If no accrual has been established, please state this fact or if there is a range of additional possible loss in excess of an accrued amount, please tell us and disclose the accrued amount and the estimated range of reasonably possible loss. You indicate your insurance carriers were notified. Please tell us whether you have recorded any receivables related to expected recoveries under any of these insurance policies.

Response: There has been no significant change in the status of these lawsuits from that reported in our disclosure. These lawsuits are in the early stages of discovery. Trial has not been scheduled for any of the lawsuits.

We have no liability accrued for the lawsuits. Our basis for not recording a liability is that no liability was required to be recorded under SFAS No. 5, “Accounting for Contingencies.” In accordance with SFAS No. 5, we accrue estimates of losses relating to the material contingencies as to which loss is probable and can be reasonably estimated. We have disclosed the nature of the contingency, but are unable to reasonably estimate the amount of our costs, or an estimated range of such costs, to satisfy our liability to others in connection with the incident.

We have no receivables related to expected recoveries of such costs under our insurance policies. We are recovering a significant portion of our defense costs under our insurance policies. We accrue our defense costs each month as they are incurred and subsequently record a receivable for the reimbursement from our insurers.

Note L – Income Tax, page 108

Uncertain Tax Position, page 109

7.	Comment: We note in Note J on page 108 that the Company and the IRS have not reached an agreement on the treatment of LILO transactions for 2007; however, we note the IRS disallowed $43 million in deductions for the 2006 tax year and intends to disallow $332 million in deductions for tax years 1998 through 2005. Please explain to us how you have considered the guidance within FIN 48 with respect to your LILO tax positions.

Response: The IRS has disallowed LILO tax losses we took as deductions on our 1997 federal tax return (the year in which we first entered into a LILO arrangement). We commenced an action in 2006 to challenge the disallowance of our LILO tax losses. The trial was completed in 2007, post trial briefs and oral argument were completed in 2008 and a decision is expected in 2009.

The IRS has also disallowed, or indicated that it intends to disallow, LILO tax losses taken as deductions on our 1998 – 2007 federal tax returns. Deductions taken on these returns remain unresolved pending the outcome of the litigation related to the 1997 deduction.

We believe that our LILO tax positions will be sustained in our trial and any related appeals. Therefore, we believe our LILO transactions have been correctly reported. Accordingly, we have not recorded any reserve with respect to the disallowance of tax losses, or related interest, in connection with our LILO transactions. Based on the facts and circumstances of our LILO positions evaluated in light of all available evidence, we believe that our LILO tax positions meet the recognition threshold of FIN 48 of “more likely than not,” and that we are entitled to the economic benefits associated with the tax positions. Using the facts, circumstances, and information available, we continue to measure our LILO tax positions at their full amount, which we believe is more likely than not to be the realized tax benefit. We do not consider it likely that we would settle our LILO tax positions with the IRS for a lesser amount. For the reasons discussed in Note J, we believe our LILO transactions are distinguishable from the LILO and sale in/lease out transactions in other cases that courts have decided in favor of the government as stated in our 2008 Form 10-K disclosure on page 107:

“Two cases involving LILO and sale in/lease out transactions have been decided in other courts, each of which was decided in favor of the government and one of which has been affirmed on appeal. See, BB&T Corp. v. United States, 523 F.3d 461 (4th Cir. 2008), and AWG Leasing Trust v. United States, 1:07-CV-857 (N.D. Ohio May 28, 2008). The court before which Con Edison stands, the Court of Federal Claims, has not previously rendered a decision with respect to such transactions and is not bound by these cases. Con Edison believes its tax deductions are proper and that its transaction is distinguishable on a number of grounds. For example, the two cases recently decided involved investments by banks in industrial assets, Swedish wood pulp mill equipment and a German waste-to-energy disposal facility respectively. In contrast, the facts surrounding Con Edison’s investment are quite different. Its investment was made in the context of the deregulation of the electric energy industry in New York. It involved an acquisition by Con Edison Development of a leasehold interest in an electric generating power plant in the Netherlands. The asset is consistent with Con Edison Development’s plan at the time to invest in a variety of international infrastructure projects. Moreover, in both BB&T and AWG the United States, as defendant, successfully argued that the counterparties in those cases were certain to exercise their early purchase options and, therefore, that those transactions did not qualify as leases. In contrast, Con Edison produced evidence that it is unclear whether the counterparty will exercise its early purchase option.”

Item 9A. Controls and Procedures, page 127

8.	Comment: You state that you “maintain disclosure controls and procedures designed to provide reasonable assurance that the information required to be disclosed in the reports you submit to the Securities and Exchange Commission (SEC) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.” Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under Securities Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Refer to Securities exchange Act Rule 13a-15(e).

Response: In future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, we will revise our disclosure (in Part I, Item 4 of Form 10-Q or Part II, Item 9A of Form 10-K, as applicable) to add the underlined text shown below:

The Companies maintain disclosure controls and procedures designed to provide reasonable assurance that the information required to be disclosed in the reports that they submit to the Securities and Exchange Commission (SEC) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. [ADD: Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.] For each of the Companies, its management, with the participation of its principal executive officer and principal financial officer, has evaluated its disclosure controls and procedures as of the end of the period covered by this report and, based on such evaluation, has concluded that the controls and procedures are effective to provide such reasonable assurance. Reasonable assurance is not absolute assurance, however, and there can be no assurance that any design of controls or procedures would be effective under all potential future conditions, regardless of how remote.

Equity Compensation Plan Information, page 129

9.	Comment: Please describe briefly, in narrative form, the material features of each compensation plan under which you authorized equity securities for issuance that was adopted without the approval of security holders. Refer to Item 201(d)(3) of Regulation S-K.

Response: The securities are to be issued pursuant to restricted stock unit awards under individual compensation arrangements entered into in 2000 and amended in 2002 and not under an executive compensation plan. The restricted stock units vested over a period from September 2000 through August 2005. The arrangements were filed as Exhibits 10.1.5 and 10.1.6 of our Annual Report on Form 10-K for the year ended December 31, 2000 and Exhibits 10.1.3 and 10.1.4 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002.

In future filings of our Annual Report on Form 10-K, we will revise our disclosure (in Part III of Form 10-K) to include the following:

The 40,000 securities shown in the Equity Compensation Plan table in the line captioned “Total equity compensation plans not approved by security holders” represent shares of Con Edison common stock to be issued to two officers who had elected to defer receipt of these shares until separation from service or later. These shares are issuable pursuant to awards of restricted stock units made in 2000 and 2002, which vested in 2004 and 2005.

Consolidated Edison, Inc. and Consolidated Edison Company of New York, Inc. each acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt consideration of our responses will be appreciated.

We are available to discuss our responses to your comments at any time. You may reach the undersigned at 212-460-3440 (hoglundr@coned.com; telecopy: 212-677-0601) or Edward J. Rasmussen, Vice President and Controller at 212-460-4202 (rasmussene@coned.com).

Very truly yours,

/s/ Robert Hoglund
Robert Hoglund
Senior Vice President and
Chief Financial Officer

Cc:    David Schroeder, PricewaterhouseCoopers LLP